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                                                                     Exhibit 7.1

               COLOR KINETICS ANNOUNCES PRICING OF PUBLIC OFFERING

Boston, MA - November 10, 2006 - Color Kinetics Incorporated (Nasdaq:CLRK), a leading innovator of LED lighting systems and technologies, today announced that it has priced a public offering of 3,609,000 shares of its common stock at $19.00 per share, of which 2,000,000 shares are being offered by Color Kinetics and 1,609,000 shares are being offered by selling stockholders. Certain of the selling stockholders have also granted the underwriters an option to purchase up to an additional 541,350 shares to cover over-allotments, if any.

Net proceeds to Color Kinetics before expenses from the offering are expected to be approximately $35.9 million. Net proceeds from the offering are expected to be used for working capital and general corporate purposes, including possible acquisitions of assets or businesses, increased research and development, product development and marketing expenses related to the expansion of the company's product line, including new "white light" products and capital expenditures. At the completion of the offering, assuming no over-allotment, Color Kinetics will have approximately 21,189,405 shares issued and outstanding. Color Kinetics will not receive any proceeds from the sale of shares by the selling stockholders.

The sole book-running manager of the offering is Deutsche Bank Securities Inc. The co-lead manager is CIBC World Markets Corp. and the co-managers are ThinkEquity Partners LLC and Canaccord Adams Inc. Copies of the final prospectus relating to the offering may be obtained from Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, NY 10005, from the offices of any of the underwriters identified above, or from the SEC's Web site at http://www.sec.gov.

The offering is being made pursuant to an effective registration statement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Color Kinetics

Color Kinetics Incorporated (NASDAQ: CLRK) transforms environments through new, dynamic uses of light. Its award-winning lighting systems and technologies apply the benefits of LEDs as a highly efficient, long lasting, environmentally friendly, and inherently digital source of illumination - reinventing light itself as a highly controllable medium. Color Kinetics also enables widespread adoption of LED lighting through OEM and licensing partnerships in diverse markets. The company is headquartered in Boston, MA with offices in the UK, China, and Japan. More information is available at www.colorkinetics.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Color Kinetics Incorporated's business that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these statements involve risks and uncertainties, are only predictions and may differ materially from actual future events and results. For a discussion of such risks and uncertainties, see "Risk Factors" in the Company's Annual Report on Form 10-K for the Twelve Months Ended December 31, 2005, File Number 000-50798, and most recent 10-Q, each as filed with the Securities and Exchange Commission.